Filed by Parkway Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Grayson Bankshares, Inc.
Commission File No.: 000-30535

Cardinal Bankshares Corporation
Commission File No.: 000-28780

Parkway Acquisition Corp.

Transaction Announcement | November 9, 2015

Combining:

GNB GRAYSON NATIONAL BANK

BF BANK OF FLOYD
Experience the difference.

Forward-Looking Statements Disclaimer

This presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. These include statements as to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Parkway, Cardinal and Grayson intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of each of Parkway, Cardinal and Grayson, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," or "project" or similar expressions. These forward-looking statements are subject to assumptions that are subject to change. The companies' respective ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ from those indicated or implied in the forward-looking statements and such differences may be material.

Factors which could have a material adverse effect on the operations and future prospects of each of Parkway, Cardinal and Grayson and their respective subsidiaries include, but are not limited to: the risk that the businesses of Cardinal and/or Grayson will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe; changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies' respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Parkway, Cardinal and Grayson do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Disclaimers (continued)

ADDITIONAL INFORMATION ABOUT THE COMPANIES AND THIS TRANSACTION

This presentation relates to the proposed merger involving Parkway, Cardinal and Grayson. In connection with the merger, Parkway will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's shareholders, and other relevant documents concerning the merger with the Securities and Exchange Commission (the "SEC"). This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation or any vote or approval. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARKWAY, CARDINAL, GRAYSON AND THE PROPOSED MERGER.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Parkway, Cardinal and Grayson, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents when they become available, free of charge, by accessing Cardinal's website (www.bankoffloyd.com) or by requesting them in writing from Mark Smith, Cardinal Bankshares Corp., 101 Jacksonville Circle, Floyd, Virginia 24091, or by telephone at (540) 745-4191; or by accessing Grayson's website (www.graysonnationalbank.com) or by requesting them in writing from Allan Funk, Grayson Bankshares, Inc., 113 West Main Street, Independence, Virginia 24348, or by telephone at (276) 773-2811.

Cardinal, Grayson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cardinal and Grayson in connection with the proposed merger. Information about the directors and executive officers of Cardinal and Grayson will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph.

Transaction Overview

Commentary

- Cardinal Bankshares Corporation ("Cardinal") and Grayson Bankshares, Inc. ("Grayson") have entered into a definitive agreement to combine and create a leading community bank focused on the markets between Alleghany Co., NC to Montgomery and Roanoke Cos., VA
- Together, they formed Parkway Acquisition Corp., a holding company, to facilitate the combination
- The combined bank will select a new name to reflect its new identify
- The combined bank will have 17 branches and 1 LPO
- The combined bank is expected to have approximately $600 million of assets, $400 million of loans, $500 million of deposits, and $50 million of equity
- The transaction is projected to be significantly accretive to the EPS with a tangible book value payback period of under one year for Cardinal and Grayson shareholders
- Cost savings are expected to exceed $2.5 million on an annualized basis, with one-time transaction costs of approximately $2.7 million after-tax



Grayson Bankshares, Inc. (10)
Grayson Bankshares, Inc. LPO (1)
Cardinal Bankshares Corp. (7)
Blacksburg
Jefferson National Forest
Mount Rogers N.R.A.
Bluefield
Princeton
Pearisburg
Dublin
Pulaski
Fort Chiswell
Galax
Independence
Mount Airy
Dobson
Elkin
Wilkesboro
Winston-Salem
Rocky Mount
Ferrum
Martinsville
Stuart
Floyd
Fancy Gap
Taylors Valley
Marion
Tazewell

GNB
GRAYSON
NATIONAL BANK

BANK OF FLOYD
Experience the difference.

Greater than 200 years combined legacy of locally owned and locally managed community banking

Transaction Structure

Commentary

- Existing shareholders will exchange their current shares for shares in the new holding company (Parkway Acquisition Corp. "Parkway") based on a 60.2% / 39.8% ownership split
  - Grayson shareholders will receive 1.76 shares for each share of Grayson owned
  - Cardinal shareholders will receive 1.30 shares for each share of Cardinal owned
- For example, a shareholder with 1,000 shares of Grayson stock would receive 1,760 shares of Parkway, and a shareholder with 1,000 shares of Cardinal stock would receive 1,300 shares of Parkway. Cash will be paid for any fractional shares.

Transaction Restructure



GSON Shareholders
1,718,968 shares of GSON exchanged for 3,025,384 shares of Parkway
3,025,384 / 1,718,968 = 1.76 Exchange Ratio
Parkway Acquisition Corp.
5,021,837 shares
CDBK Shareholders
1,535,733 shares of CDBK exchanged for 1,996,453 shares of Parkway
1,996,453 / 1,535,733 = 1.30 Exchange Ratio
GSON
Grayson National Bank
CDBK
Bank of Floyd
Merged Bank

Combined Loan and Deposit Portfolios

($000s) **Loan Composition**

Grayson Bankshares, Inc.

Total Loans & Leases: $229,918



All Other
49,466
21%
C&I
11,520
5%
C&D
13,944
6%
Total CRE
44,915
20%
Total 1-4 Family
110,073
48%

Yield on Loans
4.96%

Cardinal Bankshares Corporation

Total Loans & Leases: $169,545



All Other
21,735
13%
Total 1-4 Family
36,167
21%
C&I
42,968
25%
Total CRE
60,325
36%
C&D
8,350
5%

Yield on Loans
4.84%

Pro Forma

Total Loans & Leases: $399,463



All Other
71,201
18%
Total 1-4 Family
146,240
37%
C&I
54,488
14%
C&D
22,294
5%
Total CRE
105,240
26%

($000s) **Deposit Composition**

Grayson Bankshares, Inc.

Total Deposits: $279,838



CDs > $100K
40,773
15%
Non-Interest
73,782
26%
CDs < $100K
60,946
22%
Int-DDA, MM, Savings
104,337
37%

Cost of IB Deposits
0.70%

Cardinal Bankshares Corporation

Total Deposits: $228,414



Non-Interest
40,063
17%
CDs > $100K
51,555
23%
CDs < $100K
53,287
23%
Int-DDA, MM, Savings
83,509
37%

Cost of IB Deposits
0.87%

Pro Forma

Total Deposits: $508,252



CDs > $100K
92,328
18%
Non-Interest
113,845
22%
CDs < $100K
114,233
23%
Int-DDA, MM, Savings
187,846
37%

Note: Bank level loan and deposit data as of September 30, 2015

Transaction Rationale

- ✓ The impact of the transaction is expected to be significantly accretive to the earnings per share of both Cardinal and Grayson's shareholders
- ✓ A larger combined company with more shares outstanding should command higher valuation multiples than either company could achieve independently
- ✓ We believe the combined company would be better-positioned to create liquidity and value for its shareholders
- ✓ The combined company would be double the size of each individual company and better-positioned to compete favorably in the New River Valley and contiguous markets
- ✓ The combined company would have a strong team of employees, management, and directors
- ✓ Increased scale can benefit the combined company in a number of ways, including more efficient operations and a larger legal lending limit
- ✓ Combined board and management committed to a locally owned community bank
- ✓ Excellent cultural and social fit with long legacies in our hometowns

Industry Context for Community Banks

While there are headwinds challenging the community banking industry, a significant opportunity for locally focused banks exists in many markets.

- Challenges:
  - ✓ Tightening net interest margins due to increased competition
  - ✓ Increased regulation and related costs of compliance
  - ✓ Difficult to raise capital and create liquidity for small bank stocks
- Opportunities:
  - ✓ Demand for locally owned, locally managed financial institutions still exists
  - ✓ National and super regional banks exiting some smaller, less urban markets – branch closings within our local markets include:
    - Bank of America
    - Wells Fargo
    - BB&T
    - Union/Stellar One

Benefits of Scale

Commentary

- Banks with greater than \$500M of assets are typically more profitable than banks with \$250M to \$500M of assets
- Banks with greater than \$500M of assets are also typically more efficient than banks with \$250M to \$500M of assets
- Banks with greater than \$500M of assets tend to trade at higher multiples of tangible book value and earnings per share than banks with \$250M to \$500M of assets
- The "pick up" in efficiency and returns between \$250M and \$500M institutions is notable

Return on Avg. Tangible Common Equity by Asset Size



15.0%
12.0%
9.0%
6.0%
3.0%
0.0%
6.2%
7.9%
9.1%
9.8%
11.0%
11.8%
<$250M
$250M - $500M
$500M - $1B
$1.0B - $2.5B
$2.5B - $5.0B
$5.0B - $15.0B

Efficiency Ratio by Asset Size



100%
75%
50%
25%
0%
81%
74%
70%
67%
63%
60%
<$250M
$250M - $500M
$500M - $1B
$1.0B - $2.5B
$2.5B - $5.0B
$5.0B - $15.0B

Pricing by Asset Size



Price / Tangible Book Value
200%
150%
100%
50%
0%
Price / LTM EPS
20x
16x
12x
8x
4x
0x
13.7x
12.4x
13.3x
15.3x
17.8x
16.3x
83%
99%
107%
138%
198%
162%
< $250M
$250M - $500M
$500M - $1B
$1B - $5B
$5B - $10B
> $10B
Price / Tangible Book Value
Price / LTM EPS

Note: Note: Financial data as of the most recent LTM period reported; includes publicly traded banks
Source: SNL Financial LC; market data as of November 4, 2015

Opportunities

On a combined basis, the company would benefit from significant opportunities to increase earnings and better serve its customers. Some of the benefits of a larger, locally owned and managed institution include the following:

- ✓ Higher legal lending limit enables service to a larger customer base
- ✓ Product and services enhancements delivered to more customers more efficiently
  - Debit card interchange income
  - Mortgage lending
  - Merchant services
  - Investment services
- ✓ Emphasis on local lending with responsive, local decision making
  - Individuals
  - Small businesses

Current Executives from Grayson and Cardinal

Name	Position	Experience
Allan Funk	President and Chief Executive Officer	Allan Funk has served as President and CEO of Grayson National Bank ("bank") and Grayson Bankshares, Inc. since 2013. He joined the bank in 2009, and previously served the bank as Chief Banking & Lending Officer. He worked at a locally owned bank during college summers, and then he joined BB&T's management development program in 1984. He served in various roles with BB&T before returning home to work as a regional executive in Southwest Virginia. He is a graduate of Campbell University (BBA), Wake Forest University Babcock Graduate School of Management (MBA) and the ABA National Graduate Trust School at Northwestern University. He serves as President of the Richard and Sybel Hayworth Charitable Foundation and he is also on the Boards of the Virginia Association of Community Bankers, the Virginia Bankers Association Benefits Corporation, Crossroads Rural Entrepreneurial Institute, and the Galax Foundation for Excellence in Education.
Blake Edwards	Chief Financial Officer	Blake Edwards has served as the Chief Financial Officer of Grayson Bankshares, Inc. and Grayson National Bank since 1999 and as Senior Executive Vice President since 2013. Prior to that he worked with a public accounting firm where his primary focus was providing audit and advisory services to community banks. He is a graduate of Radford University and has attended the AICPA's School of Banking at the University of Virginia and the Graduate School of Bank Investments and Financial Management at the University of South Carolina. Blake currently serves as Chairman of the Board of Trustees of Twin County Regional Healthcare, Inc.
Becky Melton	Chief Risk Officer	Becky Melton joined the Grayson National Bank team as Chief Credit Officer in June 2011. Prior to that, she worked at the Office of the Comptroller of the Currency (OCC) as a National Bank Examiner for 13 years. She spent the majority of her OCC career examining community banks throughout the southeastern part of the United States. Before joining the OCC, Becky worked for two years in the credit card department at a community bank. She has a Bachelor of Business Administration degree from Radford University.
Mary Tabor	Chief Credit Officer	Mary Tabor joined Cardinal in August 2013 as Credit Manager and was promoted to Chief Credit Officer in August 2014. Mrs. Tabor has 26 years of experience in the banking industry related to lending, underwriting and credit. Prior to joining Cardinal, Mrs. Tabor served stints with Central Fidelity, First National Bank and Stellar One. Mrs. Tabor earned a Bachelors and Masters degree in Agricultural Economics from Virginia Tech and is a graduate of the Stonier Graduate School of Banking.
Rodney Halsey	Chief Operations Officer	Rodney Halsey has been with Grayson since 1992, first serving as the Bank's Loan Review Officer. From 1996 to 2001 he served as Assistant Vice President and Loan Officer. In 2002 Mr. Halsey was promoted to Vice President of Information Systems/Loan Officer and in 2009 was promoted to Senior Vice President of Information Systems/Commercial Loan Officer. He was named COO in 2011. Mr. Halsey has a B.S. in Business Administration from Appalachian State University in Boone, NC.
Lynn Murray	Chief Retail Banking Officer	Lynn Murray joined Cardinal in April 2013 as Senior Vice President and Chief Administrative Officer. Mrs. Murray has over 20 years of experience in the banking industry. Mrs. Murray most recently served as an independent consultant to community banks focusing her practice on building sales skills and improving performance of customer facing staff. Previously, Mrs. Murray spent 10 years in retail banking and marketing with banks in North and South Carolina. Lynn is a graduate of Ithaca College in New York.
Mark Smith	Regional Banking Executive	Mark Smith has served as Interim President and CEO of Cardinal Bankshares Corporation and Bank of Floyd since November 2014. He joined the Bank as Chief Lending Officer in June 2013. He has 27 years of banking experience including over 12 years in executive management roles. He is a graduate of Virginia Commonwealth University and the Florida School of Banking.

Board of Directors

Name	Experience
Thomas Jackson Jr. Chairman	Mr. Jackson has served as Chairman of the Board of Grayson Bankshares, Inc. (the "Company") and Grayson National Bank (the "Bank") since May 2011. He has served as Director of the Company and the Bank since 2002. Mr. Jackson had served as Vice Chairman of the Board of the Company and the Bank from 2009 to May 2011. Mr. Jackson practices law in Hillsville and Wytheville, Virginia.
John Paul Houston Vice Chairman	Mr. Houston, a Director of Cardinal, is a partner at Floyd, Virginia-based investment and insurance firm Stone, Houston & Associates, Inc.
Jack "Jay" Guynn	Mr. Guynn, a Director of Grayson, is a Co-Owner of Guynn Enterprises, which owns and operates retail furniture outlets and funeral homes in Grayson, Carroll, and Wythe Counties, and the City of Galax, Virginia.
Jacky Anderson	Mr. Anderson, a Director of Grayson, is a retired President and CEO of Grayson Bankshares, Inc. and Grayson National Bank. He served as President and CEO from 2000 to 2013. Mr. Anderson began working for the Bank in 1971, giving him over 40 years of experience in the banking industry.
Bryan Edwards	Mr. Edwards, a Director of Grayson, has served as the Manager of the Town of Sparta, North Carolina since January 2004. Prior to that, he was employed as a Real Estate Agent with Mountain Dreams Realty. Mr. Edwards has served on the Board of Directors of the Blue Ridge Electric Membership Corporation, a rural electric cooperative based in Lenoir, North Carolina, since 2007 and is the current Chairman of the Virginia Carolina Water Authority.
David Vaughan	Mr. Vaughan, a Director of Grayson, is President of Vaughan Furniture, Incorporated, a furniture distributor located in Galax, Virginia. Mr. Vaughan also serves on the Boards of Directors for Vaughan Furniture Company, Inc., Webb Furniture Enterprises, Big "V" Wholesale Company, Inc., the Vaughan Foundation, and Galax Hope House Ministries, Inc.
Theresa Lazo	Mrs. Lazo, a Director of Grayson, currently serves on the Board of Directors of Oak Hill Academy, and served on the Board of Directors of the Chestnut Creek School of the Arts from 2007 to 2014. She also served six years on the Arts Council of the Twin Counties where she held the offices of treasurer, vice-president and president at various times during her tenure. Mrs. Lazo recently completed nine years of service on the Galax City School Board.
Carl Richardson	Mr. Richardson, a Director of Grayson, is a retired President and CEO of Grayson Bankshares, Inc. and Grayson National Bank. He served as President and CEO of the Grayson National Bank from 1991 to 2000 and Grayson Bankshares, Inc. from 1992 to 2000. Mr. Richardson was employed by the Bank from 1965 until his retirement in 2000.
James Shortt	Mr. Shortt, a Director of Cardinal, is the founder and owner of James W. Shortt & Associates, P.C., a general counsel law firm in Virginia. Mr. Shortt has been practicing law in Virginia since 1988. He is a graduate of the University of Richmond (JD) and Virginia Tech (BA).
Dr. J. Howard Conduff Jr.	Dr. Conduff, a Director of Cardinal, is a private practice dentist in Floyd, Virginia. He is a significant community leader in Bank of Floyd's market area, serving on numerous civic boards. Dr. Conduff brings substantial bank managerial experience to Cardinal's Board due to his length of service (including Chairman of Cardinal's Audit Committee). He is also a third-generation family member serving Cardinal on the Board.
Mauyer Gallimore	Mr. Gallimore, a Director of cardinal, is a native of Floyd County and has been buying, listing, selling, and appraising property for 30 years in southwest Virginia. He founded Blue Ridge Land & Auction Company in 1991. Mr. Gallimore has 22 years of experience as a Certified Real Estate Appraiser.
Devereux Jarratt	Mr. Jarratt, a Director of Cardinal, has been Chief Executive Officer of Physicians Care of Virginia since January 1996. He has 22 years of previous experience in the banking industry with First National Exchange Bank, Dominion Bankshares Corporation, and First Union. Mr. Jarratt has an undergraduate degree in economics and a graduate degree in accounting.
Allan Funk	Mr. Funk has served as President and CEO of Grayson National Bank and Grayson Bankshares, Inc. since 2013. He joined the bank in 2009, and previously served the bank as Chief Banking & Lending Officer.

Anticipated Timeline

- November 9, 2015 – transaction announced
- File registration statement, prospectus, and regulatory applications by early 2016
- Receive regulatory and shareholder approval in late 2016Q1 or early 2016Q2
- Close the merger in 2016Q2
- Rebrand the combined company following closing
- Convert to a single data processing system following closing

Parkway Acquisition Corp.

Transaction Announcement | November 9, 2015

Combining:

GNB
GRAYSON
NATIONAL BANK

BF BANK OF FLOYD
Experience the difference.